

August 2, 2010

Robert A. Fehlman
Executive Vice President and Chief Financial Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, AR 71601

> **Re:** **Simmons First National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 2, 2010**
> **File No. 000-06253**

Dear Mr. Fehlman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 27

1.   You state "The provision for loan losses represents management's determination of the amount necessary to be charged against the current period's earnings in order to maintain the allowance for loan losses at a level considered adequate in relation to the estimated risk inherent in the loan portfolio." Please revise this section and other similar disclosures in your future filings to confirm, if true, that you maintain your allowance for loan losses at a level considered "appropriate" in relation to the estimate risk inherent in the loan portfolio.

<u>Loan Portfolio, page 31</u>

2.   We note your references on pages 33 and 34 to restructured loans. Please tell us and revise your future filings to disclose the following information related to your troubled debt restructurings (TDRs) and other loan modifications:

   •   Loan modifications quantified by loan type classified separately as accrual/non-accrual, with identifications of which modifications you consider to be TDRs;

   •   Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;

   •   Clearly identify how modifications affect and are considered in your allowance methodology; and

   •   Description of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and how you determine whether to classify such modifications as TDRs.

3.   Please tell us and revise your future filings to disclose whether you have performed any commercial real estate (CRE) workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:

   •   Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

   •   Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

   •   Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

   •   Clarify whether the B note is immediately charge-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

   •   Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

   •   Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

Item 9A. Controls and Procedures, page 88

4.   We note that your disclosure in paragraph (b) does not track the disclosure required by
        Item 308(c) of Regulation S-K. Please provide us with the information required by Item
        308(c) of Regulation S-K with respect to the quarters ended December 31, 2009 and
        March 31, 2010. Also confirm that you will include the required disclosures in future
        filings.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 12

5.   It appears that the nominating, compensation and corporate governance committee
        utilizes peer group benchmarking to assist it in making certain decisions regarding
        compensation. Please identify the members of your peer group.

6.   Please disclose the performance targets that were established with respect to potential
        incentive awards for your named executive officers for the 2009 fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners, page 2

7.   Please tell us why Blackrock, Inc.'s beneficial ownership is not disclosed.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

Transactions with Related Persons, page 8

8.   We note your disclosure that the loans to your officers and directors were made in the
        ordinary course of business on substantially the same terms (including interest rates and
        collateral) as those prevailing at the time for comparable transactions with other persons.
        Please confirm that the loans were made on substantially the same terms, including
        interest rates and collateral, as those prevailing at the time for comparable loans with
        persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation
        S-K.

<u>Item 15. Exhibits, Financial Statement Schedules</u>

9.   We note that several material contracts are not included as exhibits to the Form 10-K. Please amend your Form 10-K to include them.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any other questions.

                                        Sincerely,

                                        Mark Webb
                                        Legal Branch Chief